March 3, 2005

via U.S. Mail 						         via facsimile

R. David Russell				         	         Ilida
Alvarez
President and Chief Executive Officer 		         Davis Graham
&
Stubbs LLP
Apollo Gold Corporation				         (303) 892-7400
4601 DTC Boulevard, Suite 750
Denver, Colorado 80237

Re:	Apollo Gold Corporation
		Form S-3 filed February 10, 2005
		File No. 333-122693

      Form S-3 filed January 31, 2005
	File No. 333-122433

Dear Mr. Russell:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 filed February 10, 2005

Selling Shareholder, page 19
1. Please provide a more thorough explanation of flow-through shares so that the average reader may better understand the nature of this security. For example,
* Explain the material differences between flow-though shares and non flow-through shares.
* Clarify whether only certain types of investors qualify to purchase a flow-through share.
* How does a holder of flow-through shares specifically utilize the benefit of the tax credit?
* Is the tax credit freely transferable?

* Do flow-through shares have a different trade designation than non flow-through shares?

In addition, to the extent that the status of a flow-through share of common stock is dependent on the eligibility of a specific investor to be able to hold a flow-through share as opposed to the share being a separate and distinct security from a non flow-through share, please revise to clarify this distinction.

Form S-3 filed January 31, 2005

Selling Shareholders, page 19

2. Please clarify the nature of the transactions underlying the shares being registered for resale. For instance, in the selling shareholder table, you indicate that the common shares registered for resale are explained in footnote 6, but there is no footnote 6. Also, it is unclear whether the shares being registered are from the
Series B Financing completed on November 4, 2004, the Units Offering completed on January 7, 2005, or some combination of the two. We may have further comment.

3. Further describe the securities to be resold and clearly delineate each set of warrants. Also, clarify whether the warrants are outstanding. We may have further comment.

4. It appears that the transactions you seek to register include resales of up to 1,540,183 shares that underlie warrants that are not outstanding and that will only become outstanding upon conversion of a "compensation option." It is not appropriate to register those shares for resale at this time. Among other matters, the proposed transaction does not satisfy one of the "transaction requirements" of general instruction I.B of Form S-3. Requirement I.B.3 is not applicable to your proposed offering because the warrants are not outstanding. Further, requirement I.B.4 is not available because that requirement permits the registration of issuances upon exercises of warrants as opposed to resales. However, having commenced the offer of the shares underlying the warrants in an unregistered transaction, the issuance transaction must be completed without registration before the resale transaction may be registered. Please revise to eliminate the 1,540,183 shares underlying the not-yet-issued warrants. Upon conversion of the "compensation option" and the issuance of those compensation warrants, you may register the shares underlying those warrants in a separate registration statement.



Closing Comments

	Please amend the above filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Jason Wynn, at (202) 824-5665, or in his absence, to Tangela
Richter,
Branch Chief, at (202) 942-1837. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:  J. Wynn
      T. Richter
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Apollo Gold Corporation
March 3, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE